1214555

02064975

Act 33
Section
Rule 144A
Public Availability September 20, 2002 9-20-02

No Act
DC
P.E. 9-19-02
132

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Communicator Inc ("Communicator")
Incoming letter dated September 19, 2002

You have requested the Division's views with regard to the publication of a list of institutions that have certified that they are "qualified institutional buyers," as defined in Rule 144A under the Securities Act of 1933 ("QIB List"), which Communicator will provide electronically to its registered broker-dealer clients. On the basis of the representations made in your letter, it is the position of the Division that a seller and any person acting on its behalf may rely on the QIB List as a method for establishing a reasonable belief that a prospective purchaser is a qualified institutional buyer, provided that: (1) the information underlying the inclusion of an entity in the QIB List is as of a date within 16 months preceding the date of sale of securities in the case of a U.S. purchaser and within 18 months preceding such date of sale for a foreign purchaser, and (2) the person relying on certifications provided by a purchaser does not know, and is not reckless in not knowing, that such certifications are false, and circumstances do not exist giving such person reason to question the veracity of such certifications. In reaching this position, the Division particularly notes the manner in which the QIB List will be compiled and updated, as set forth in your letter.

Because this position is based upon the representations made in your letter, any different facts or conditions might require a different conclusion.

Sincerely,

Felicia H. Kung

Felicia H. Kung
Senior International Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2002

Jeffrey D. Karpf, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006-1470

Re: Communicator Inc.

Dear Mr. Karpf:

In regard to your letter of September 19, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

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75008 PARIS

RUE DE LA LOI 57
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55 BASINGHALL STREET
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MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
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CHIYODA-KU, TOKYO 100-0013

September 19, 2002

Writer's Direct Dial: (212) 225-2864

Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, D.C. 20549

Re: Communicator Inc

Dear Mr. Dudek:

Communicator Inc ("Communicator") designs, builds, and operates information portals and Internet sites for securities industry participants. As more fully described in our letter of December 22, 2000 to Ms. Kristina Schillinger of the Securities and Exchange Commission staff, a copy of which is attached, SecuritiesHub LLC, which is owned by Communicator and eight broker-dealers – Credit Suisse First Boston, Goldman Sachs, JP Morgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Salomon Smith Barney and UBS Warburg (together with any future participating broker-dealers, all of whom will be registered under the Securities Exchange Act of 1934, as amended, the "Dealers") – has introduced an Internet site, named SyndicateHub, for institutional investor clients of the Dealers. SecuritiesHub LLC has another Internet site, named Bond.Hub, which provides research products, trader commentary, and secondary indications for clients of the same eight dealers.

As previously discussed with the staff of the Office of International Corporate Finance, Communicator intends to create a list (the "QIB List") of institutions that it has determined are "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the Securities Act of 1933, as amended. Communicator expects to provide the QIB List to its clients electronically. Access to the QIB List will be limited to registered broker-dealers.

Institutions will be included on the QIB List by Communicator based upon questionnaires received by Communicator. The questionnaire submitted by an institution providing support for its classification as a QIB will conform to the certification requirements of Rule 144A(d)(1)(iv). Communicator will provide questionnaires to investors under its own name or, at the request of a broker-dealer client with respect to a particular investor, under the name of the requesting broker-dealer or the requesting broker-dealer and Communicator. In both cases, investors will be required to submit completed questionnaires to Communicator. Upon receipt of a questionnaire completed in a manner that demonstrates on its face that the certifying institution is a QIB, Communicator will add the institution to the QIB List together with the date as of which the information in the questionnaire was provided.

Communicator may consider including certain institutions on the QIB List following a request from a Dealer that includes such institution on its own list of QIBs. In the case of an institution included on a Dealer's list of QIBs pursuant to Rule 144A(d)(1)(i), (ii) or (iii), Communicator will determine whether to include the institution on the QIB List pursuant to the procedures described in the preceding paragraph by requiring the institution to submit a completed questionnaire to Communicator. In the case of an institution included on a Dealer's list of QIBs pursuant to Rule 144A(d)(1)(iv), Communicator will determine whether to include the institution on the QIB List by obtaining from the Dealer the questionnaire received by the Dealer from the institution. If such questionnaire is completed in a manner that demonstrates on its face to Communicator that the certifying institution is a QIB, Communicator will add the institution to the QIB List together with the date as of which the information in the questionnaire was provided.

An institution will be deleted from the QIB List if its most recent questionnaire becomes stale or if Communicator learns that the institution is no longer a QIB. Communicator will automatically delete an institution from the QIB List if the most recent questionnaire provided by the institution is as of a date more than 16 months old, in the case of a domestic institution, or 18 months old, in the case of a foreign institution.

We appreciate your attention to this matter and look forward to receiving confirmation that the list of QIBs prepared, distributed and published in the manner described above may be relied upon as a method of establishing a reasonable belief by the registered broker-dealers receiving the QIB List for purposes of Rule 144A(d)(1) that a prospective purchaser of securities is a QIB, provided that the person relying on certifications provided by a purchaser does not know, and is not reckless in not knowing, that such certifications are false, and circumstances do not exist giving such person reason to question the veracity of such certifications, as set forth in the Commission's release adopting Rule 144A (No. 33-6862, Apr. 23, 1990).

Please feel free to call me at 212-225-2864 if you have any questions.

Very truly yours,

Jeffrey D. Karpf

cc: Leo Schlinkert, Communicator Inc
Edward Rosen, Esq., Cleary, Gottlieb, Steen & Hamilton